UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-38353

PagSeguro Digital Ltd.
(Name of Registrant)

Conyers Trust Company (Cayman) Limited,
Cricket Square, Hutchins Drive, P.O. Box 2681,
Grand Cayman, KY1-1111, Cayman Islands
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

PAGSEGURO DIGITAL LTD.

São Paulo, December 11, 2025 – PagSeguro Digital Ltd. (NYSE: PAGS) (“PagSeguro” or the “Company”) hereby announces that in November 2025, the Company returned an aggregated amount of R$509 million to shareholders through a combination of (i) cash dividends declared during the quarter, and (ii) share repurchases as part of the program previously approved by the Board of Directors.

The Company also reminds its shareholders that, in September 2025, PagSeguro announced that it expects to pay additional cash dividends of R$1.4 billion in 2026. PagSeguro reiterates its commitment to providing sustainable shareholder returns through disciplined capital allocation and prudent financial management.

Forward Looking Statements

This press release contains certain “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward looking statements reflect the current views of management and are subject to a number of risks and uncertainties. These statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 11, 2025

PagSeguro Digital Ltd.

By:	/s/ Ricardo Dutra
Name:	Ricardo Dutra
Title:	Principal Executive Officer